File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2005

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated July 25, 2005

Vitro Reports Fourth Consecutive Quarter of Comparable Sales Growth

San Pedro Garza García, Nuevo León, Mexico – July 27, 2005 – Vitro S.A. de C.V. (BMV: VITROA; NYSE: VTO) one of the world's largest producers and distributors of glass products, today announced 2Q’05 unaudited results. Consolidated sales rose 9.0 percent YoY. Excluding divestitures of Vitro American National Can (VANCAN) in September 2004 and Plasticos Bosco (BOSCO) in April 2005, consolidated sales rose by 12.4 percent during the same period. Consolidated EBITDA fell 4.6 percent, resulting in a margin decline of 2.1 percentage points to 14.3 percent. On a comparable basis, consolidated EBITDA declined 2.2 percent. Comparable EBITDA rose 26.1 percent at Glass Containers and fell 33.7 percent at Flat Glass and 28.7 percent at Glassware.

Alvaro Rodriguez, Chief Financial Officer, commented: “We are pleased to see the upturn in sales continuing as we report the fourth consecutive quarter of YoY comparable sales growth across all business units. Once again, Glass Containers was the outstanding performer, with a 25 percent increase in comparable sales, and a record comparable EBITDA of US$59 million, the highest since 2Q98. This excellent performance was driven by strong volume, both in the domestic and export markets; high capacity utilization; a better product mix in almost every segment and the positive impact of our ongoing cost reduction program.”

FINANCIAL HIGHLIGTHS*
	2Q'05	2Q'04	% Change
Consolidated Net Sales	621	570	9.0%
FlatGlass	285	273	4.3%
GlassContainers	277	232	19.3%
Glassware	51	58	-12.2%
Cost of Sales	461	414	11.2%
Gross Income	161	155	3.3%
Gross Margins	25.9%	27.3%	-1.4pp
SG&A	121	115	6.1%
SG&A % of sales	19.6%	20.1%	-0.5pp
EBIT	39	41	-4.3%
EBIT Margins	6.3%	7.2%	-0.9 pp
EBITDA	89	93	-4.6%
FlatGlass	22	34	-33.7%
GlassContainers	59	49	21.4%
Glassware	6	9	-32.1%
EBITDA Margins	14.3%	16.4%	-2.1pp
NET INCOME	37	(41)	-
Net Income Margins	5.9%	-7.2%	+1313bps
Total Financial Debt	1,463	1,383	5.7%
ShortTermDebt	395	373	5.9%
LongTermDebt	1,067	1,010	5.7%
Average life of debt	4.1	4.0

Cash & Cash Equivalents	182	154	18.8%
* Millions of Nominal US$

“As anticipated, on a sequential basis, Flat Glass turned in a slightly better performance, reflecting a stable pricing environment in the domestic market since the second half of last year,” Mr. Rodriguez continued. “However, high-energy costs continue to penalize profitability in this segment. The highlight for Flat Glass has been international, with foreign subsidiaries reporting a total sales gain of 17.5 percent and very strong EBITDA growth” he added.

“Higher energy costs continue to affect results. This issue, which is influencing glass companies worldwide, reinforces the need for effective cost cutting programs. Our focus in this environment is on strict cost management across all major facets of our business, including enhanced production efficiencies, reduced headcount and expenses at the corporate offices. In fact, new initiatives introduced in the recent past resulted in savings of approximately US$3 million in cost of goods sold and SG&A, the latter decreasing 1 percentage point as a percentage of sales year-over-year.”

“As one of the world’s leading glass companies, we serve diverse industry sectors, which exposes us to a variety of economic variables and geographic markets. In this respect, the portfolio effect works to our advantage. For example this quarter, glass containers and international flat glass operations provided strong support to both the top and bottom lines.

All figures provided in this announcement are in accordance with Generally Accepted Accounting Principles in Mexico, except otherwise indicated. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for month by the end of month fix exchange rate published by Banxico. In the case of the Balance Sheet, US dollar translations are made at the fix exchange rate as of the end of the period. The exchange rate as of April 30, 2005 was 11.0832, as of May 31, 2005 was 10.9160 and as of June 30, 2005 was 10.7752 pesos per US dollar. Certain amounts may not sum due to rounding. All figures and comparisons are in USD terms, unless otherwise stated.

This announcement contains historical information, certain management’s expectations and other forward-looking information regarding Vitro, S.A. de C.V. and its Subsidiaries (collectively the “Company”). While the Company believes that these management’s expectations and forward looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions worldwide and in such markets in which the Company does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the growth or reduction of the markets and segments where the Company sells its products, changes in raw material prices, changes in energy prices, particularly gas, changes in the business strategy, and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not assume any obligation, to and will not update these forward-looking statements. The assumptions, risks and uncertainties relating to the forward-looking statements in this report include those described in the Company’s annual report in form 20-F file with the U.S. Securities and Exchange Commission, and in the Company’s other filings with the Mexican Comisión Nacional Bancaria y de Valores.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses. Vitro also produces raw materials and equipment and capital goods for industrial use. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

Second Quarter 2005 results
Conference Call and Web cast
Tuesday, July 26, 2005
11:00 AM U.S. EST – 10:00 A.M. U.S. CST (Monterrey time)

A live web cast of the conference call will be available to investors and the media at http://www.vitro.com/ through the end of the day on August 26, 2005. For inquiries regarding the conference call, please contact Michael Fehle of Breakstone Group via telephone at (646) 452-2337, or via email at mfehle@breakstone-group.com.

For further information, please contact:

Investor Relations Adrian Meouchi / Leticia Vargas Vitro S.A. de C.V. + (52) 81-8863-1350 / 1219 ameouchi@vitro.com lvargasv@vitro.com	U.S. agency Susan Borinelli / Michael Fehle Breakstone Group (646) 452-2337 mfehle@breakstoneruth.com Sborinelli@breakstoneruth.com	Media Relations Albert Chico Vitro, S. A. de C.V. + (52) 81-8863-1335 achico@vitro.com

DETAILED FINANCIAL INFORMATION FOLLOWS:

Consolidated Results
Sales
EBIT and EBITDA
Consolidated Financing Cost
Taxes
Consolidated Net Income
Capital Expenditures
Consolidated Financial Position
Cash Flow
Key Developments
Flat Glass
Glass Containers
Glassware
Consolidated Financial Statements
Segmented Information
VENA's Consolidated Financial Statements

Consolidated Results

2Q05 Highlights
US$ Million
	SALES				EBITDA				TOTAL DEBT			INTER COMPANY DEBT		DEBT WITH THIRD PARTIES			CASH & CASH EQUIVALENTS [3]
	%	2Q05 $	2Q04 $	YoY Change %	%	2Q05 $	2Q04 $	YoY Change %	2Q05 $	2Q04 $	YoY Change %	2Q05 $	2Q04 $	2Q05 $	2Q04 $	YoY Change %	2Q05 $	2Q04 $	YoY Change %
FLAT GLASS	46	285	273	4.3	25	22	34	-33.7	397	362	9.6	142	38	255	325	-21.4	53	49	7.4
CONTAINERS	45	277	232	19.3	67	59	49	21.4	483	434	11.2	-11	251	494	183	169.1	43	51	-15.6
GLASSWARE	8	51	58	-12.2	7	6	9	-32.1	73	85	-14.5	5	9	68	76	-10.3	8	16	-51.3
HOLDING[1,2]	1	9	7	27.0	1	1	2	-25.2	509	501	1.6	-136	-298	646	800	-19.2	78	38	104.6
TOTAL	100	621	570	9.0	100	89	93	-4.6	1463	1383	5.7	-	-	1463	1383	5.7	182	154	18.8
-	[1] Sales for the Holding Co. represent only third party revenues.
-	[2] Holding includes all corporate companies
-	[3] Cash & Cash Equivalents include cash collateralizing long term debt accounted for in other long term assets

Sales

Consolidated net sales for 2Q’05 increased 9 percent YoY and 3 percent for the last twelve months. Flat Glass and Glass Containers sales for the quarter rose 4.3 percent and 19.3 percent YoY, respectively; Glassware sales declined 12.2 percent over the same time period.

During the quarter, domestic, export and foreign subsidiaries sales experienced YoY growth of 9.8 percent, 1.2 percent and 16.5 percent, respectively.

On a comparable basis, excluding Vitro American National Can, S.A. de C.V. (VANCAN) and Plasticos Bosco S.A. de C.V. (Bosco), which were divested September 2004 and April 2005, respectively, consolidated net sales for the quarter rose YoY by 12.4 percent. At the business unit level, sales at Glass Containers, excluding VANCAN, rose 24.5 percent YoY and sales at Glassware, excluding Bosco increased 1 percent.

Table 1
Sales
(Million)
			YoY%			YoY%	LTM		YoY%
	2Q'05	2Q'04	Change	6M'05	6M'04	Change	2005	2004	Change
Constant Pesos
Total Consolidated Sales	6,736	6,600	2.1	12,793	12,880	(0.7)	25,870	26,154	(1.1)

Flat Glass	3,078	3,137	(1.9)	5,983	6,275	(4.7)	12,119	12,684	(4.5)
Glass Containers	3,008	2,696	11.6	5,454	5,163	5.6	10,823	10,462	3.4
Glassware	556	685	(19.0)	1,179	1,289	(8.6)	2,595	2,700	(3.9)
			--			--			--
Domestic Sales	2,885	2,877	0.3	5,433	5,646	(3.8)	11,390	11,827	(3.7)
Export Sales	1,891	1,998	(5.4)	3,624	3,812	(4.9)	7,124	7,214	(1.3)
Foreign Subsidiaries	1,960	1,725	13.6	3,735	3,422	9.2	7,356	7,113	3.4

Nominal Dollars
Total Consolidated Sales	621	570	9.0	1,169	1,117	4.6	2,324	2,255	3.0

Flat Glass	285	273	4.3	549	547	0.4	1,097	1,098	(0.1)
Glass Containers	277	232	19.3	497	447	11.2	968	901	7.4
Glassware	51	58	(12.2)	107	110	(3.2)	230	230	(0.2)
			--			--			--
Domestic Sales	265	242	9.8	492	480	2.5	1,006	1,003	0.3
Export Sales	174	172	1.2	330	330	0.0	637	622	2.4
Foreign Subsidiaries	182	156	16.5	347	307	12.9	680	630	7.9

% Foreign Currency Sales* / Total Sales	57.3%	57.6%	-0.3pp	58.0%	57.0%	1pp	56.7%	55.5%	1.2pp
% Export Sales / Total Sales	28.0%	30.2%	-2.2pp	28.2%	29.5%	-1.3pp	27.4%	27.6%	-0.2pp
* Exports + Foreign Subsidiaries

EBIT and EBITDA

Consolidated EBIT for the quarter decreased 4.3 percent YoY to US$39 million from US$41 million last year. EBIT margin decreased 0.9 percentage points to 6.3 percent. On a comparable basis, excluding VANCAN and Bosco, consolidated EBIT fell 1.1 percent. On a LTM basis, EBIT margin decreased by 1.6 percentage points. As mentioned in previous quarters, natural gas cost continues to be the main factor affecting EBIT margins.

EBIT for the quarter at Flat Glass and Glassware declined YoY by 59.8 percent and 59.9 percent, respectively, while at Glass Containers EBIT increased 52.7 percent. On a comparable basis, excluding VANCAN, Glass Containers EBIT for the same period rose 62.6 percent. Excluding Bosco, Glassware EBIT declined 59.2 percent.

Consolidated EBITDA for the quarter decreased 4.6 percent to US$89 million from US$93 million in 2Q’04. The EBITDA margin declined 2.1 percentage points to 14.3 percent. On a comparable basis, excluding VANCAN and Bosco, EBITDA decreased 2.2 percent YoY during the same time period.

On a LTM basis, consolidated EBITDA decreased 8.5 percent to US$339 million from US$371 during the same period last year. On a comparable basis, excluding VANCAN, Bosco and Vitro Fibras, the last one divested on March 2004, consolidated EBITDA for the last twelve month period decreased 2.5 percent.

During the quarter, EBITDA decreased 33.7 percent and 32.1 percent YoY at Flat Glass and Glassware, respectively. EBITDA at Glass Containers rose 21.4 percent.

Glass Containers, excluding VANCAN, was the major EBITDA contributor for the quarter through its 26.1 percent YoY increase. During the same period, Glassware, excluding Bosco, declined 28.7 percent.

The Company’s expense reduction effort started to benefit results during this quarter, SG&A was reduced by 1 percent of sales compared with 2Q’04.
Table 2
EBIT and EBITDA
(Million)
			YoY%			YoY%	LTM		YoY%
	2Q'05	2Q'04	Change	6M'05	6M'04	Change	2005	2004	Change
Constant Pesos
Consolidated EBIT	422	475	(11.1)	656	804	(18.4)	1,409	1,883	(25.1)
Margin	6.3%	7.2%	-0.9pp	5.1%	6.2%	-1.1pp	5.4%	7.2%	-1.8pp

Flat Glass	76	208	(63.7)	118	395	(70.2)	566	937	(39.6)
Glass Containers	351	247	42.1	545	417	30.8	922	836	10.3
Glassware	14	38	(63.2)	8	38	(80.3)	52	188	(72.1)

Consolidated EBITDA	965	1,096	(12.0)	1,762	2,036	(13.5)	3,807	4,355	(12.6)
Margin	14.3%	16.6%	-2.3pp	13.8%	15.8%	-2pp	14.7%	16.6%	-1.9pp

Flat Glass	241	395	(39.0)	458	772	(40.7)	1,278	1,706	(25.1)
Glass Containers	645	576	12.0	1,133	1,055	7.4	2,241	2,086	7.4
Glassware	67	107	(37.8)	122	182	(33.0)	279	486	(42.6)

Nominal Dollars
Consolidated EBIT	39	41	(4.3)	61	70	(13.0)	127	161	(21.2)
Margin	6.3%	7.2%	-0.9pp	5.2%	6.2%	-1pp	5.5%	7.1%	-1.6pp

Flat Glass	7	18	(59.8)	11	34	(66.9)	51	80	(35.7)
Glass Containers	32	21	52.7	50	36	38.5	82	72	14.7
Glassware	1	3	(59.9)	1	3	(78.4)	5	16	(70.8)

Consolidated EBITDA	89	93	(4.6)	161	175	(8.0)	339	371	(8.5)
Margin	14.3%	16.4%	-2.1pp	13.7%	15.6%	-1.9pp	14.6%	16.4%	-1.8pp

Flat Glass	22	34	(33.7)	42	67	(36.5)	115	146	(21.0)
Glass Containers	59	49	21.4	103	90	14.0	199	178	11.9
Glassware	6	9	(32.1)	11	15	(28.7)	25	41	(40.1)

Consolidated Financing Cost

Consolidated financing cost for the quarter decreased to US$10 million compared with US$82 million during 2Q’04. This was primarily driven by a non-cash foreign exchange gain of US$32 million compared to a non-cash foreign exchange loss of US$43 million in 2Q’04. During 2Q’05 the Mexican Peso appreciated by 4 percent compared with a 3 percent depreciation in 2Q’04. Although a non-cash item, this effect has a positive effect on total financing cost.

The YoY decline in other financial expenses was associated with the unwinding of an interest rate cap in 2Q’04.

On a LTM basis, total consolidated financing cost declined to US$82 million from US$213 million also due to a non-cash foreign exchange gain of US$63 million compared with a non-cash foreign exchange loss of US$97 million in the same period last year.

Table 3
Total Financing Cost
(Million)
			YoY%			YoY%	LTM		YoY%
	2Q'05	2Q'04	Change	6M'05	6M'04	Change	2005	2004	Change
Constant Pesos
Interest Expense	449	386	16.2	952	768	23.9	1,819	1,608	13.1
Interest Income	(22)	(12)	82.6	(71)	(26)	174.1	(130)	(128)	1.7
Foreign Exchange Loss (Gain)	(352)	513	--	(324)	451	--	(698)	1,164	--
Monetary Position (Gain)	(62)	(65)	(4.2)	(147)	(302)	(51.4)	(580)	(604)	(3.9)
Other Financial Expenses (Gain)*	99	158	(37.5)	245	244	0.3	524	500	4.7
Total Financing Cost (Gain)	112	981	(88.6)	655	1,136	(42.3)	934	2,541	(63.2)

Nominal Dollars
Interest Expense	41	32	26.7	86	65	31.3	161	136	18.0
Interest Income	(2)	(1)	83.9	(6)	(2)	176.7	(11)	(11)	3.8
Foreign Exchange Loss (Gain)	(32)	43	--	(30)	38	--	(63)	97	--
Monetary Position (Gain)	(6)	(5)	2.2	(13)	(26)	(49.1)	(51)	(51)	(1.1)
Other Financial Expenses (Gain)*	9	13	(31.2)	22	21	8.2	46	42	9.5
Total Financing Cost (Gain)	10	82	(87.4)	59	95	(38.5)	82	213	(61.4)
* Net of non related interest products.

Taxes

Accumulated accrued income tax as of June 30, 2005 decrease to US$10 million due to a reduction in the taxable profit in the Flat Glass and Glassware business units. During the quarter a deferred tax benefit was recorded due to the recognition of tax basis of certain assets of some foreign subsidiaries subject to be repatriated.

Table 4
Taxes and Profit Sharing to Workers
(Million)
			YoY%			YoY%	LTM		YoY%
	2Q'05	2Q'04	Change	6M'05	6M'04	Change	2005	2004	Change
Constant Pesos
Accrued Income Tax	0	83	(99.5)	115	199	(42.5)	63	200	(68.4)
Deferred Income Tax	(438)	(168)	160.4	(668)	(186)	258.4	(683)	(302)	126.3
Total Income Tax	(438)	(85)	-	(553)	13	--	(620)	(101)	511.0
Profit Sharing to Workers	6	18	(67.2)	43	58	(24.8)	106	55	91.4
Total Taxes and PSW	(432)	(67)	-	(510)	71	--	(514)	(46)	1,017.2

Nominal Dollars
Accrued Income Tax	0	7	(99.4)	10	17	(40.5)	5	17	(70.1)
Deferred Income Tax	(41)	(14)	188.8	(61)	(16)	290.0	(62)	(25)	145.7
Total Income Tax	(41)	(7)	-	(51)	2	--	(57)	(8)	611.1
Profit Sharing to Workers	1	2	(64.9)	4	5	(21.4)	9	5	94.4
Total Taxes and PSW	(40)	(5)	647.7	(47)	7	--	(48)	(3)	1,356.4

Consolidated Net Income

During the quarter, the Company recorded a consolidated net income of US$37 million compared with a consolidated net loss of US$41 million during the same quarter last year. This variation is mainly a result of lower total financing cost due to an exchange rate gain and positive deferred taxes during the quarter which more than offset other expenses of US$32 million associated with a non-cash loss from the sale of Bosco, the write-off of other assets, as well as severance payments incurred in the period.

Capital Expenditures (CAPEX)

Capital expenditures for the quarter totaled US$28 million, compared with US$16 million in 2Q’04. Flat Glass accounted for 30 percent of total capex consumption and was mainly invested in preparation for the scheduled VF1 furnace repair and for maintenance purposes; Glass Containers and Glassware represented 51 percent and 18 percent, respectively of total consolidated capex for the quarter, mainly for maintenance purposes.

Consolidated Financial Position

Consolidated gross debt as of June 30, 2005 totaled US$1,463 million, a QoQ decrease of US$32 million.

Net debt, which is calculated as cash and cash equivalents as well as cash collateralizing debt accounted for in other long term assets, decreased QoQ by US$4 million to US$1,280. On a YoY comparison, net debt increased US$50 million.

As of 2Q’05, the Company had a cash balance of US$182 million, of which US$156 million was recorded as cash and cash equivalents and US$25 million was classified as other long term assets. As of June 30, 2005, 19 percent of this cash balance was restricted. Restricted cash includes cash collateralizing debt.

Table 5
Debt Indicators
(Million dollars; except as indicated)
	2Q'05	1Q'05	4Q'04	3Q'04	2Q'04
Interest Coverage
(EBITDA/ Total Net Financial Exp.) (Times) LTM	1.7	1.8	2.0	2.1	2.2

Leverage
(Total Debt / EBITDA) (Times) LTM	4.1	4.2	4.1	3.8	3.8
(Total Net Debt / EBITDA) (Times) LTM	3.3	3.3	3.3	3.3	3.4

Total Debt	1,463	1,495	1,507	1,518	1,383
Short-Term Debt(1)	395	339	293	276	373
Long-Term Debt	1,067	1,156	1,213	1,242	1,010

Cash and Equivalents(2)	182	211	279	323	154
Total Net Debt	1,280	1,284	1,227	1,195	1,230

Currency Mix (%) dlls&Euros/Pesos / UDI's	85/9/7	82/10/8	81/11/8	81/10/9	74/17/9
(1) Short term debt includes current maturities of long-term debt
(2) Includes cash collateralizing debt accounted for in the other long term assets

• The Company’s average life of debt as of 2Q’05 was 4.1 years compared with 4.0 years for 2Q’04.
• VENA’s average life of debt in 2Q’05 increased 3.4 years to 5.1 from 1.7 years in 2Q’04.
• Short term debt as of June 30, 2005 increased by US$56 million, to 27 percent as a percentage of total debt, compared with 23 percent in 1Q’05. These amounts include current maturities of long term debt.

• Of total short term debt, 30 percent of maturities are at the Holding Co. level.
• Revolving and other short-term debt, including trade related, accounted for 42 percent of total short-term debt. This type of debt is usually renewed within 28 to 180 days.
• Current maturities of long term debt, including current maturities of market debt, increased by US$49 million to US$164 million from US$115 as of March 31, 2005, and as of 2Q’05 represented 42 percent of total short term debt.
• Short Term Market debt, excluding current maturities of long term market debt, is mostly Euro Commercial Paper and “Certificados Bursátiles” that the Company uses on a regular basis to finance short-term needs and accounts for 16 percent of total short term debt.

• Approximately 53 percent of debt maturities due in 2006 are at the operating subsidiary level and are principally related to syndicated facilities.
• Market maturities during 2006 include medium-term notes denominated in UDI’s. Maturities for 2007 include the Senior Notes at the Holding Co. level.
• Market maturities from 2008, 2009 and thereafter, include the Senior Notes due 2011 at VENA, the 2010 Secured Term Loan at VENA, long-term “Certificados Bursátiles”, a Private Placement and the Senior Notes due 2013 at the Holding Co. level.

Cash Flow

Net free cash flow for the quarter increased to US$19 million compared to US$7 million in 2Q’04. This was mainly a result of lower working capital needs YoY given reduced accounts receivables and inventory levels, as well as better conditions negotiated with suppliers during the quarter which more than compensated for higher capex and interest expense. Proceeds of cash flow from operations for the quarter were mainly used for pension and severance payments and to pay down debt.

On a LTM basis, the Company recorded net free cash flow of US$2 million compared with US$0.2 in the same period last year. Lower working capital needs during this period helped compensate for higher interest expense and cash taxes paid.

Table 6
Cash Flow from Operations Analysis(1)
(Million)
			YoY%			YoY%	LTM		YoY%
	2Q'05	2Q'04	Change	6M'05	6M'04	Change	2005	2004	Change
Constant Pesos
EBITDA	965	1,096	(12.0)	1,762	2,036	(13.5)	3,807	4,355	(12.6)
Net Interest Expense(2)	(546)	(527)	3.5	(1,034)	(796)	29.9	(1,842)	(1,714)	7.4
Capex	(306)	(193)	58.3	(550)	(546)	0.6	(1,445)	(1,418)	1.9
Working Capital(3)	323	(152)	--	(102)	(593)	(82.8)	(63)	(972)	(93.5)
Dividends	(133)	(96)	39.1	(148)	(165)	(10.2)	(217)	(168)	29.8
Cash Taxes (paid) recovered	(101)	(65)	54.8	(216)	(21)	949.5	(227)	(92)	148.0
Net Free Cash Flow	203	63	221.0	(288)	(85)	239.2	12	(10)	--

Nominal Dollars
EBITDA	89	93	(4.6)	161	175	(8.0)	339	371	(8.5)
Net Interest Expense(2)	(50)	(44)	13.4	(93)	(67)	38.5	(163)	(144)	13.2
Capex	(28)	(16)	71.6	(50)	(47)	6.2	(129)	(122)	6.1
Working Capital(3)	30	(13)	--	(8)	(51)	(84.4)	(4)	(83)	(94.8)
Dividends	(12)	(8)	50.4	(14)	(14)	(3.5)	(21)	(14)	44.0
Cash Taxes (paid) recovered	(9)	(5)	69.1	(19)	(2)	1,085.7	(21)	(8)	159.4
Net Free Cash Flow	19	7	189.8	(24)	(7)	265.9	2	0	572.2
(1) This statement is a Cash Flow statement and it does not represent a Statement of Changes in Financial Position according with the Mexican GAAP
(2) Includes other financial expenses and products.
(3) Includes: Clients, inventories, suppliers, other current assets and liabilities, IVA (Value Added Tax) and ISCAS taxes (Salary Special Tax)

Key Developments

Plasticos Bosco Divestiture

On April 1, 2005, the Company completed the sale of its 100 percent interest in Plasticos Bosco, S.A. de C.V. (“Bosco”). This practically completes the divestiture of all non-glass related businesses. Bosco, located south of Mexico City, was acquired by Vitro in 1981 and engaged in the manufacture and commercialization of disposable tableware.

Flat Glass

(46 percent of LTM Consolidated Sales)

Sales

Flat Glass sales increased 4.3 percent YoY to US$285 million from US$273 million.

Domestic sales decreased 14 percent YoY, mainly as a result of lower construction-related volumes. Prices in the construction segment continue to reflect stability as they increased 3 percent compared to the first quarter of this year and decreased 2 percent YoY.

Automotive sales decreased 2 percent YoY, driven by a decline in domestic and exports volumes in the Auto Glass Replacement (“AGR”) segment. New Platforms resulted in a 2 percent YoY volume increase at the OEM segment.

Sales from foreign subsidiaries rose 17.5 percent YoY to US$153 million from US$130 million. Sales at the Spanish subsidiary increased 20 percent YoY driven by an improved price mix. In addition, sales at Vitro America, oue Flat Glass subsidiary in the US, rose by 6.4 percent, compared with 2Q’04 and during the same period as US construction continues on an upward momentum. Vitro Colombia’s sales rose 30.6 percent as a result of increased demand and favorable pricing.

EBIT & EBITDA

EBIT decreased YoY by 59.8 percent to US$7 million from US$18 million, while EBITDA fell 33.7 percent to US$22 million from US$34 million. During the same period, both EBIT and EBITDA margins decreased 4.1 and 4.5 percentage points, to 2.5 and 7.9 percent, respectively.

EBITDA was negatively affected by lower sales to the domestic construction segment and the AGR business. Higher energy costs continue to be one of the main factors affecting EBIT and EBITDA margins.

Strong EBITDA generation from Vitro America, the Spanish and Colombian subsidiaries which grew YoY 90 percent, 63 percent, and 32 percent, respectively contributed to partially offset the reduction in EBITDA at this Business Unit.

Table 7
Flat Glass
(Million)
			YoY%			YoY%	LTM		YoY%
	2Q'05	2Q'04	Change	6M'05	6M'04	Change	2005	2004	Change
Constant Pesos
Consolidated Net sales	3,078	3,137	(1.9)	5,983	6,275	(4.7)	12,119	12,684	(4.5)
Net Sales
Domestic Sales	585	749	(21.9)	1,200	1,650	(27.3)	2,730	3,537	(22.8)
Exports	846	952	(11.2)	1,644	1,772	(7.2)	3,249	3,199	1.6
Foreign Subsidiaries	1,647	1,435	14.8	3,139	2,854	10.0	6,140	5,948	3.2
EBIT	76	208	(63.7)	118	395	(70.2)	566	937	(39.6)
EBITDA	241	395	(39.0)	458	772	(40.7)	1,278	1,706	(25.1)

EBIT Margin	2.5%	6.6%	-4.1pp	2.0%	6.3%	-4.3pp	4.7%	7.4%	-2.7pp
EBITDA Margin	7.8%	12.6%	-4.8pp	7.7%	12.3%	-4.6pp	10.5%	13.4%	-2.9pp

Nominal Dollars
Consolidated Net sales	285	273	4.3	549	547	0.4	1,097	1,098	(0.1)
Domestic Sales	54	63	(14.0)	109	141	(22.7)	241	301	(20.0)
Export Sales	78	80	(2.7)	149	150	(1.1)	287	270	6.0
Foreign Subsidiaries	153	130	17.5	292	257	13.8	569	527	8.0
EBIT	7	18	(59.8)	11	34	(66.9)	51	80	(35.7)
EBITDA	22	34	(33.7)	42	67	(36.5)	115	146	(21.0)

EBIT Margin	2.5%	6.6%	-4.1pp	2.1%	6.3%	-4.2pp	4.7%	7.4%	-2.7pp
EBITDA Margin	7.9%	12.4%	-4.5pp	0.0%	12.2%	-12.2pp	10.5%	13.4%	-2.9pp

Volumes
Flat Glass (Thousands of m2B)(2)	33,881	39,245	(13.7)	66,183	76,787	(13.8)	142,712	144,065	(0.9)

Capacity utilization
Flat Glass furnaces(1)	88%	102%	-14pp
Flat Glass auto segment	84%	82%	2pp

(1) Capacity utilization may sometimes be greater than 100 percent because pulling capacity is calculated based on a certain number of changes in glass color & thickness, determined by historical averages.

(2) m2B = Reduced Squared Meters

Glass Containers
(45 percent of LTM Consolidated Sales)

Sales

Sales increased 19.3 percent YoY to US$277 million from US$232 million. On a comparable basis, excluding VANCAN which was divested on September 2004, sales rose 24.5 percent.

The main drivers behind the 27.3 percent YoY increase in domestic sales were higher beer volume, improved product mix in the Wine & Liquor Segment and increased demand from the food segment. Beer volume rose 107 percent YoY as a result of both higher export and domestic demand. Despite a 9 percent decrease in volume in the Wine & Liquor Segment, sales rose 15 percent because of a better product mix. The soft drink segment reflected a 16 percent sales increase.

The 7.2 percent YoY increase in exports was principally due to the 42 percent rise in sales at the CFT (Cosmetics, Fragrances & Toiletries) segment in the US, with both higher volumes and better product mix. The Company continues to benefit from its position as a niche player, increasing exports through Vitro Packaging and gaining market share in the US. In addition, the Wine & Liquor, food and beer segments recorded sale increases during this quarter, compared with the same period last year.

Sales from Glass Containers’ foreign subsidiaries rose 11.4 percent YoY, reflecting increased demand in Central and South America.

EBIT & EBITDA

EBIT for the quarter increased 52.7 percent YoY to US$32 million from US$21 million. EBITDA for the same period rose 21.4 percent to US$59 million from US$49 during 2Q’04. On a comparable basis, excluding VANCAN, EBIT and EBITDA increased 62.6 and 26.1 percent. Glass Containers recorded the highest EBITDA since 2Q’98. EBIT and EBITDA margins rose YoY 2.6 and 0.4 percentage points, respectively.

EBITDA growth during the quarter was driven by higher sales, cost reduction initiatives and improved production efficiencies (enhanced fixed costs absorption), which more than offset increased energy costs. On a comparable basis, cost of sales, as a percentage of total sales, decreased YoY by 1.8 percentage points.

EBITDA from Mexican glass operations, which is VENA’s core business and represents approximately 82 percent of total EBITDA rose 35 percent YoY.

Table 8
Glass Containers
(Million)
			YoY%			YoY%	LTM		YoY%
	2Q'05	2Q'04	Change	6M'05	6M'04	Change	2005	2004	Change
Constant Pesos
Consolidated Net sales	3,008	2,696	11.6	5,454	5,163	5.6	10,823	10,462	3.4
Net Sales
Domestic Sales	1,840	1,581	16.4	3,226	3,008	7.2	6,442	6,248	3.1
Exports	827	798	3.6	1,558	1,522	2.3	2,996	2,924	2.5
Foreign Subsidiaries	313	290	7.9	596	568	4.9	1,216	1,165	4.4
EBIT	351	247	42.1	545	417	30.8	922	836	10.3
EBITDA	645	576	12.0	1,133	1,055	7.4	2,241	2,086	7.4

EBIT Margin	11.7%	9.2%	2.5pp	10.0%	8.1%	1.9pp	8.5%	8.0%	0.5pp
EBITDA Margin	21.4%	21.4%	0pp	20.8%	20.4%	0.4pp	20.7%	19.9%	0.8pp

Nominal Dollars
Consolidated Net sales	277	232	19.3	497	447	11.2	968	901	7.4
Domestic Sales	171	135	27.3	299	260	14.7	584	539	8.3
Export Sales	77	71	7.2	143	136	5.5	273	259	5.4
Foreign Subsidiaries	29	26	11.4	55	51	8.2	111	103	7.5
EBIT	32	21	52.7	50	36	38.5	82	72	14.7
EBITDA	59	49	21.4	103	90	14.0	199	178	11.9

EBIT Margin	11.7%	9.1%	2.6pp	10.0%	8.0%	2pp	8.5%	8.0%	0.5pp
EBITDA Margin	21.4%	21.0%	0.4pp	20.7%	20.2%	0.5pp	20.6%	19.8%	0.8pp

Glass Containers
Domestic (Millions of Units)	1,197	961	24.5	2,099	1,823	15.1	4,202	3,678	14.3
Exports (Millions of Units)	320	306	4.4	608	584	4.0	1,187	1,148	3.4
Total	1,517	1,268	19.7	2,706	2,407	12.4	5,389	4,826	11.7

Capacity utilization (furnaces)	94%	87%	7pp
Capacity utilization (production lines)	90%	90%	0pp

Soda Ash (Thousands Tons)	144	139	3.6	291	283	2.8

Glassware

(8 percent of LTM Consolidated Sales)

Sales

Sales declined 12.2 percent YoY to US$51 million from US$58 million. On a comparable basis, excluding Bosco, sales increased 1 percent.

During the quarter, domestic sales decreased 16.7 percent YoY. The unfavorable YoY comparison reflects the divestiture of Bosco in April of 2005. Excluding Bosco, Glassware domestic sales remained flat YoY.

A 14 percent decline in sales volume was offset by a better product mix in all segments during this quarter compared with 2Q’04.

EBIT & EBITDA

EBIT and EBITDA for 2Q’05 was US$1 million and US$6 million respectively. During the quarter, EBIT and EBITDA margins declined YoY by 3 and 3.5 percentage points respectively.

Higher energy and packaging costs continue to negatively affect EBIT and EBITDA by US$2.5 million in this quarter. Lower capacity utilization and fixed cost absorption also impacted margins.

In addition, EBITDA was negatively impacted by a strong peso. This affected results of dollar denominated exports (39 percent of sales) and made imports into Mexico more competitive.

During the quarter, a plan to reduce costs and focus production activities in areas of core competency was implemented at Glassware. This initial effort included the closure of two production lines and the reduction of certain top managerial positions. These activities are expected to generate savings of approximately US$2 million on an annualized basis, starting late this quarter. Severance costs of approximately $0.6 million have been incurred year-to-date.

Table 9
Glassware
(Million)
			YoY%			YoY%	LTM		YoY%
	2Q'05	2Q'04	Change	6M'05	6M'04	Change	2005	2004	Change
Constant Pesos
Consolidated Net sales	556	685	(19.0)	1,179	1,289	(8.6)	2,595	2,700	(3.9)
Net Sales
Domestic Sales	335	430	(22.2)	747	820	(8.9)	1,688	1,732	(2.5)
Exports	218	248	(12.1)	422	456	(7.5)	878	943	(6.9)
EBIT	14	38	(63.2)	8	38	(80.3)	52	188	(72.1)
EBITDA	67	107	(37.8)	122	182	(33.0)	279	486	(42.6)

EBIT Margin	2.5%	5.5%	-3pp	0.6%	3.0%	-2.4pp	2.0%	7.0%	-5pp
EBITDA Margin	12.0%	15.6%	-3.6pp	10.3%	14.1%	-3.8pp	10.8%	18.0%	-7.2pp

Nominal Dollars
Consolidated Net sales	51	58	(12.2)	107	110	(3.2)	230	230	(0.2)
Domestic Sales	31	37	(16.7)	69	71	(4.2)	152	150	1.3
Export Sales	20	21	(4.1)	38	39	(1.5)	78	80	(3.0)
EBIT	1	3	(59.9)	1	3	(78.4)	5	16	(70.8)
EBITDA	6	9	(32.1)	11	15	(28.7)	25	41	(40.1)

EBIT Margin	2.5%	5.5%	-3pp	0.7%	2.9%	-2.2pp	2.0%	6.8%	-4.8pp
EBITDA Margin	12.0%	15.5%	-3.5pp	10.3%	14.0%	-3.7pp	10.7%	17.8%	-7.1pp

Sales mix glassware products (Volume terms)
Retail	35.9%	36.6%	-0.7pp	37.4%	35.6%	1.8pp	35.6%	31.7%	3.9pp
Wholesaler	27.4%	26.9%	0.5pp	29.5%	26.0%	3pp	26.0%	25.2%	0.8pp
Industrial	31.8%	31.9%	-0.1pp	28.5%	33.7%	-5.2pp	33.7%	38.9%	-5.2pp
OEM	5.0%	4.6%	0.4pp	4.7%	4.7%	0pp	4.7%	4.2%	0.5pp

Capacity utilization (installed)	64%	73%	-9.2pp
Capacity utilization (available)	71%	75%	-4.1pp

CONSOLIDATED
VITRO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS, (MILLION)

Second Quarter	January - June	LTM
INCOME STATEMENT	Constant Pesos	Nominal Dollars	Constant Pesos	Nominal Dollars	Constant Pesos	Nominal Dollars
2005	2004	%Var.	2005	2004	%Var.	2005	2004	%Var.	2005	2004	%Var.	2005	2004	%Var.	2005	2004	% Var.
Consolidated Net Sales	6,736	6,600	2.1	621	570	9.0	12,793	12,880	(0.7)	1,169	1,117	4.6	25,870	26,154	(1.1)	2,324	2,255	3.0
Cost of Sales	4,995	4,802	4.0	461	414	11.2	9,543	9,469	0.8	872	821	6.2	19,174	18,995	0.9	1,722	1,638	5.1
Gross Income	1,740	1,798	(3.2)	161	155	3.3	3,249	3,410	(4.7)	297	296	0.4	6,696	7,159	(6.5)	602	617	(2.5)
SG&A Expenses	1,318	1,323	(0.4)	121	115	6.1	2,593	2,606	(0.5)	237	227	4.5	5,286	5,276	0.2	475	456	4.1
Operating Income	422	475	(11.1)	39	41	(4.3)	656	804	(18.4)	61	70	(13.0)	1,409	1,883	(25.1)	127	161	(21.2)

Interest Expense	449	386	16.2	41	32	26.7	952	768	86	65	31.3	1,819	1,608	13.1	161	136	18.0
Interest Income	(22)	(12)	82.6	(2)	(1)	83.9	(71)	(26)	174.1	(6)	(2)	176.7	(130)	(128)	1.7	(11)	(11)	3.8
Other Financial Expenses (net)	99	158	(37.5)	9	13	(31.2)	245	244	0.3	22	21	8.2	524	500	4.7	46	42	9.5
Exchange Loss (Gain)	(352)	513	--	(32)	43	--	(324)	451	--	(30)	38	--	(698)	1,164	--	(63)	97	--
Gain from Monet. Position	62	65	(4.2)	6	5	2.2	147	302	(51.4)	13	26	(49.1)	580	604	(3.9)	51	51	(1.1)
Total Financing Cost	112	981	(88.6)	10	82	(87.4)	655	1,136	(42.3)	59	95	(38.5)	934	2,541	(63.2)	82	213	(61.4)
Other Income	(352)	(63)	(454.8)	(32)	(6)	(485.4)	(383)	267	--	(35)	23	--	(786)	180	--	(71)	15	--
Inc. (loss) bef. Tax & PSW	(41)	(569)	92.8	(4)	(47)	92.4	(382)	(65)	(488.4)	(33)	(3)	(964.2)	(311)	(478)	(34.8)	(26)	(37)	28.8
Income Tax and PSW	(432)	(67)	(547.6)	(40)	(5)	(647.7)	(510)	71	--	(47)	7	--	(514)	(46)	1,017.2	(48)	(3)	--
Net Inc. (loss) Cont. Opns.	391	(502)	--	37	(41)	--	128	(136)	--	13	(10)	--	202	(432)	--	22	(34)	--
Net Income (Loss)	391	(502)	--	37	(41)	--	128	(136)	--	13	(10)	--	202	(432)	--	22	(34)	--
Net Income (loss) of Maj. Int.	189	(509)	--	18	(42)	--	(61)	(189)	68.0	(4)	(14)	70.7	(152)	(555)	(72.5)	(11)	(44)	75.6
Net Income (loss) of Min. Int.	201	7	--	19	1	--	189	53	253.8	18	5	266.7	355	124	187.0	33	11	199.6
Constant Pesos	Nominal Dollars
BALANCE SHEET	2005	2004	% Var.	2005	2004	% Var.	FINANCIAL INDICATORS	2Q'05	2Q'04
Cash & Cash Equivalents	1,685	1,307	28.9	156	113	38.3	Debt/EBITDA (LTM, times)	4.1	3.8
Trade Receivables	1,974	2,478	(20.4)	183	213	(13.8)	EBITDA/ Total Net Fin. Exp. (LTM, times)	1.7	2.2
Inventories	4,336	4,007	8.2	402	345	16.8	Debt / Firm Value (times)	0.7	0.7
Other Current Assets	1,880	1,693	11.1	174	143	21.6	Debt/Equity (times)	1.9	2.0
Total Current Assets	9,874	9,486	4.1	916	814	12.6	Curr. Assets/Curr. Liab. (times)	1.1	1.0
Sales/Assets (times)	0.8	0.8
Prop., Plant & Equipment	17,856	19,202	(7.0)	1,657	1,615	2.6	EPS (Ps$) *	0.64	(1.72)
Deferred Assets	2,412	1,833	31.6	224	158	41.3	EPADR (US$) *	0.18	(0.43)
Other Long-Term Assets	368	817	(54.9)	34	70	(51.4)	* Based on the weighted average shares outstanding.
Total Assets	30,511	31,338	(2.6)	2,832	2,658	6.5	OTHER DATA
# Shares Issued (thousands)	324,000	324,000
Short-Term & Curr. Debt	4,258	4,452	(4.4)	395	373	5.9
Trade Payables	2,136	2,220	(3.8)	198	188	5.2	# Average Shares Outstanding
Other Current Liabilities	2,596	2,587	0.3	241	219	9.8	(thousands)	295,728	295,728
Total Curr. Liab.	8,990	9,260	(2.9)	834	781	6.8
Long-Term Debt	11,501	12,093	(4.9)	1,067	1,010	5.7	# Employees	25,092	26,048
Other LT Liabilities	1,807	1,809	(0.1)	168	153	9.8
Total Liabilities	22,299	23,162	(3.7)	2,069	1,944	6.5

Majority interest	5,305	5,470	(3.0)	492	478	3.0
Minority Interest	2,907	2,706	7.4	270	236	14.4
Total Shar. Equity	8,212	8,176	0.4	762	714	6.8

Annexes

VITRO, S.A. DE C.V. AND SUBSIDIARIES
SEGMENTED INFORMATION
FOR THE PERIODS, (MILLION)

	Second Quarter						January - June						LTM
	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2005	2004	%	2005	2004	%	2005	2004	%	2005	2004	%	2005	2004	%	2005	2004	%
FLAT GLASS
Net Sales	3,080	3,138	-1.9%	285	273	4.3%	5,984	6,340	-5.6%	550	553	-0.6%	12,119	12,839	-5.6%	1,097	1,111	-1.3%
Interd. Sales	1	2	-30.2%	0	0	-23.8%	1	65	-98.0%	0	6	-97.9%	(0)	155	--	(0)	13	--
Con. Net Sales	3,078	3,137	-1.9%	285	273	4.3%	5,983	6,275	-4.7%	549	547	0.4%	12,119	12,684	-4.5%	1,097	1,098	-0.1%
Expts.	846	952	-11.2%	78	80	-2.7%	1,644	1,772	-7.2%	149	150	-1.1%	3,249	3,199	1.6%	287	270	6.0%
EBIT	76	208	-63.7%	7	18	-59.8%	118	395	-70.2%	11	34	-66.9%	566	937	-39.6%	51	80	-35.7%
Margin (1)	2.5%	6.6%		2.5%	6.6%		2.0%	6.3%		2.1%	6.3%		4.7%	7.4%		4.7%	7.3%
EBITDA	241	395	-39.0%	22	34	-33.7%	458	772	-40.7%	42	67	-36.5%	1,278	1,706	-25.1%	115	146	-21.0%
Margin (1)	7.8%	12.6%		7.9%	12.4%		7.7%	12.3%			12.2%		10.5%	13.4%		10.5%	13.3%

Flat Glass Volumes (Thousand m2B)(3)
Const + Auto				33,881	39,245	-13.7%	-		-	66,183	76,787	-13.8%	-	-	-	142,712	144,065	-0.9%

GLASS CONTAINERS
Net Sales	3,036	2,724	11.5%	279	234	19.3%	5,528	5,228	5.7%	503	452	11.3%	10,991	10,587	3.8%	983	912	7.8%
Interd. Sales	28	27	2.0%	3	2	11.3%	74	65	14.9%	7	6	21.1%	169	125	34.6%	15	11	39.7%
Con. Net Sales	3,008	2,696	11.6%	277	232	19.3%	5,454	5,163	5.6%	497	447	11.2%	10,823	10,462	3.4%	968	901	7.4%
Expts.	827	798	3.6%	77	71	7.2%	1,558	1,522	2.3%	143	136	5.5%	2,996	2,924	2.5%	273	259	5.4%
EBIT	351	247	42.1%	32	21	52.7%	545	417	30.8%	50	36	38.5%	922	836	10.3%	82	72	14.7%
Margin (1)	11.7%	9.2%		11.7%	9.1%		10.0%	8.1%		10.0%	8.0%		8.5%	8.0%		8.5%	8.0%
EBITDA	645	576	12.0%	59	49	21.4%	1,133	1,055	7.4%	103	90	14.0%	2,241	2,086	7.4%	199	178	11.9%
Margin (1)	21.4%	21.4%		21.4%	21.0%		20.8%	20.4%		20.7%	20.2%		20.7%	19.9%		20.6%	19.8%

Glass containers volumes(MM Pieces)
Domestic				1,197	961	24.5%				2,099	1,823	15.1%				4,202	3,678	14.3%
Exports				320	306	4.4%				608	584	4.0%				1,187	1,148	3.4%
Total:Dom.+Exp.				1,517	1,268	19.7%				2,706	2,407	12.4%				5,389	4,826	11.7%
Soda Ash (Thousand Tons)				144	139	3.6%				291	283	2.8%

GLASSWARE
Net Sales	558	693	-19.4%	51	59	-12.7%	1,188	1,302	-8.7%	108	111	-3.4%	2,623	2,725	-3.7%	232	232	0.0%
Interd. Sales	3	7	-60.3%	0	1	-56.6%	9	13	-24.3%	1	1	-19.5%	29	25	14.6%	3	2	18.8%
Con. Net Sales	556	685	-19.0%	51	58	-12.2%	1,179	1,289	-8.6%	107	110	-3.2%	2,595	2,700	-3.9%	230	230	-0.2%
Expts.	218	248	-12.1%	20	21	-4.1%	422	456	-7.5%	38	39	-1.5%	878	943	-6.9%	78	80	-3.0%
EBIT	14	38	-63.2%	1	3	-59.9%	8	38	-80.3%	1	3	-78.4%	52	188	-72.1%	5	16	-70.8%
Margin (1)	2.5%	5.5%		2.5%	5.5%		0.6%	3.0%		0.7%	2.9%		2.0%	7.0%		2.0%	6.8%
EBITDA	67	107	-37.8%	6	9	-32.1%	122	182	-33.0%	11	15	-28.7%	279	486	-42.6%	25	41	-40.1%
Margin (1)	12.0%	15.6%		12.0%	15.5%		10.3%	14.1%		10.3%	14.0%		10.8%	18.0%		10.7%	17.8%

GLASSWARE (Volume Mix %)
Retail				35.9%	36.6%					37.4%	35.6%					35.6%	31.7%
Wholesale				27.4%	26.9%					29.5%	26.0%					26.0%	25.2%
Industrial				31.8%	31.9%					28.5%	33.7%					33.7%	38.9%
OEM				5.0%	4.6%					4.7%	4.7%					4.7%	4.2%

CONSOLIDATED (2)
Net Sales	6,768	6,637	2.0%	624	573	9.0%	12,878	13,022	-1.1%	1,176	1,129	4.2%	26,067	26,460	-1.5%	2,341	2,281	2.6%
Interd. Sales	32	37	-12.0%	3	3	-3.9%	85	142	-40.1%	8	12	-37.0%	197	306	-35.5%	17	26	-32.9%
Con. Net Sales	6,736	6,600	2.1%	621	570	9.0%	12,793	12,880	-0.7%	1,169	1,117	4.6%	25,870	26,154	-1.1%	2,324	2,255	3.0%
Expts.	1,891	1,998	-5.4%	174	172	1.2%	3,624	3,812	-4.9%	330	330	0.0%	7,124	7,214	-1.3%	637	622	2.4%
EBIT	422	475	-11.1%	39	41	-4.3%	656	804	-18.4%	61	70	-13.0%	1,409	1,883	-25.1%	127	161	-21.2%
Margin (1)	6.3%	7.2%		6.3%	7.2%		5.1%	6.2%		5.2%	6.2%		5.4%	7.2%		5.5%	7.1%
EBITDA	965	1,096	-12.0%	89	93	-4.6%	1,762	2,036	-13.5%	161	175	-8.0%	3,807	4,355	-12.6%	339	371	-8.5%
Margin (1)	14.3%	16.6%		14.3%	16.4%		13.8%	15.8%		13.7%	15.6%		14.7%	16.6%		14.6%	16.4%
(1) EBIT and EBITDA Margins consider Consolidated Net Sales.
(2) Includes corporate companies and other's sales and EBIT.
(3) m2B = Reduced Squared Meters

VITRO ENVASES DE NORTEAMERICA, S.A. DE C.V., VITRO PACKAGING
AND EMPRESAS COMEGUA AND SUBSIDIARIES
CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
FOR THE PERIODS, (MILLION)

	Second Quarter						January - June							LTM
INCOME STATEMENT	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2005	2004	% Var.	2005	2004	% Var.	2005	2004	% Var.	2005	2004	% Var.	2005	2004	% Var.	2005	2004	% Var.
Consolidated Net Sales	3,026	2,549	18.7	278	219	27.1	5,509	4,884	12.8	501	422	18.8	10,783	9,894	9.0	964	852	13.2
Cost of Sales	2,284	1,958	16.7	210	168	25.0	4,204	3,797	10.7	382	328	16.6	8,334	7,629	9.2	745	656	13.4
Gross Income	741	591	25.4	68	51	34.0	1,305	1,087	20.1	119	94	26.4	2,449	2,264	8.2	219	195	12.3
SG&A Expenses	391	365	7.2	36	31	14.3	762	708	7.6	69	61	12.9	1,547	1,520	1.8	139	131	5.7
Operating Income	350	227	54.6	32	19	65.8	543	378	43.5	50	33	51.8	902	744	21.2	81	64	25.9

Interest Expense	163	149	9.0	15	13	18.8	353	315	12.0	32	27	18.5	649	641	1.3	57	54	5.6
Interest Income	(16)	(5)		(1)	(0)		(28)	(6)		(3)	(0)	432.7	(47)	(6)	621.0	(4)	(1)	669.4
Other Financial Expenses	58	19	200.9	5	2	233.2	166	44	280.1	15	4	306.0	288	116	147.9	26	10	161.5
Exchange Loss (Gain)	(162)	194	--	(15)	16	--	(148)	173	--	(14)	14	--	(289)	492	--	(26)	41	--
Gain from Monet. Position	28	11	158.9	3	1	175.8	65	104	(37.1)	6	9	(34.1)	217	232	(6.7)	19	20	(3.3)
Total Financing Cost	15	347	(95.6)	1	29	(95.2)	278	423	(34.3)	25	36	(30.8)	385	1,010	(61.9)	34	85	(60.2)
Other Income	(14)	(13)	(9.2)	(1)	(1)	(20.4)	(21)	(35)	41.0	(2)	(3)	36.6	(69)	(89)	(22.3)	(6)	(8)	18.2
Inc. (loss) bef. Tax & PSW	321	(133)	--	30	(11)	--	244	(80)	--	23	(6)	--	447	(355)	--	41	(28)	--
Income Tax and PSW	(36)	(45)	20.8	(3)	(4)	6.0	(77)	7	--	(7)	1	--	48	(31)	--	4	(2)	--
Net Inc. (loss) Cont. Opns.	357	(87)	--	33	(7)	--	321	(86)	--	30	(7)	--	399	(324)	--	37	(26)	--
(Loss) on disposal of discontinued operations	-	-		-	-		-	(69)	--	-	(6)	--	32	(69)	--	3	(6)	--
Income (loss)of Discont. Oper.	-	0	--	-	0	--	-	30	--	-	3	--	0	94	(100.0)	-	8	--

Net Income (Loss)	357	(87)	--	33	(7)	--	321	(126)	--	30	(10)	--	431	(299)	--	40	(24)	--

EBITDA	644	551	17.0	59	47	26.7	1,131	1,014	11.6	103	87	18.4	2,218	1,996	11.1	197	170	15.7

	Constant Pesos			Nominal Dollars
BALANCE SHEET	2005	2004	% Var.	2005	2004	%Var.	FINANCIAL INDICATORS			2Q'05	2Q'04
Cash & Cash Equivalents	429	396	8.4	40	34	16.6	Debt/EBITDA(LTM,times)			2.6	2.6
Trade Receivables	701	821	(14.7)	65	72	(9.2)	EBITDA/TotalNetFin.Exp.(LTM,times)			2.5	2.7
Inventories	1,635	1,414	15.6	152	122	24.0	Debt/Equity(times)			1.6	1.3
Notes receivable from affiliates	590	1	--	55	0	--	TotalLiab./Stockh.Equity(times)			2.8	2.1
Other Current Assets	956	519	84.2	89	43	108.7	Curr.Assets/Curr.Liab.(times)			1.1	0.9
Total Current Assets	4,311	3,151	36.8	400	271	47.8

Prop., Plant & Equipment	8,129	8,749	(7.1)	754	739	2.1
Deferred Assets	643	515	24.7	60	43	38.8
Other Long-Term Assets	219	185	18.2	20	16	30.4
Total Assets	13,302	12,601	5.6	1,234	1,068	15.6

Short-Term & Curr. Debt	1,011	1,194	(15.3)	94	100	(6.3)
Notes payable to affiliates	38	326	(88.2)	4	27	(86.9)
Trade Payables	929	803	15.6	86	68	27.7
Other Current Liabilities	1,806	1,120	61.3	168	95	76.9
Total Curr. Liab.	3,785	3,442	10.0	351	290	21.2
Long-Term Debt	4,308	918	369.3	400	77	417.4
Long-Term notes payable to affiliates	377	2,714		35	226
Other LT Liabilities	1,330	1,587	(16.2)	123	133	(7.4)
Total Liabilities	9,800	8,661	13.2	910	726	25.3

Majority interest	2,774	3,940	(29.6)	257	342	(24.8)
Minority Interest	727	0	--	67	(0)	--
Total Shar. Equity	3,501	3,940	(11.1)	325	342	(5.0)

Vitro Envases Norteamerica and Subsidiaries, Vitro Packaging, Inc. and Empresas Comegua and Subsidiaries
CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN FINANCIAL POSITION
(Million of constant Mexican pesos as of June 30,2005)
	FOR THE SIX MONTHS PERIOD
	ENDED JUNE 30
	2005	2004
OPERATING ACTIVITIES:
Net (loss) from continuing operations	321	(86)
Items that did not require (generate) resources:	-	-
Depreciation and amortization	526	582
Amortization of debt issue costs	72	7
Provision for seniority premium and pension	62	53
Write-off and loss on sale of fixed asstes	(0)	(1)
Deferred income tax and workers profit sharing	(474)	(101)
	507	455
(Increase) in trade receivables	159	(72)
Decrease (increase) in inventories	(58)	(4)
Increase (Decrease) in trade payables	99	51
Change in other current assets and liabilities, net	45	(350)
Pension funding payments	(45)	(43)
Resources generated from continued operations	706	36
Net income from discontinued opetrations	-	30
Proceeds from disposal of discontinued operations	-	834
Operating assets and liabilities from discontinued operations	-	(67)
Resources generated from operations	706	833
FINANCING ACTIVITIES:
Bank loans	574	(302)
Notes payable to affiliates	(273)	(241)
Payment of dividends	(16)	(34)
Increase of capital stock	-	-
Effect from discontinued operations	-	46
Resources used in financing activities	285	(531)
INVESTING ACTIVITIES:
Investment in land and buildings, machinery and equipment, and construction in progress	(245)	(176)
Sale of fixed assets	0	3
Investment in deferred charges	(81)	(0)
Notes receivable from affiliates	(569)	18
Long term receivables	(3)	3
Investment in subsidiaries	-	-
Effect from discontinued operations	-	(9)
Resources used in investing activities	(898)	(160)
Decrease in cash and cash equivalents	93	143
Balance at the beginning of year	336	253
Balance at the end of the period	429	396

CONSOLIDATED AND COMBINED OF VENA AND SUBSIDIARIES, VITRO PACAKAGING AND COMEGUA AND SUBSIDIARIES
Cash Flow from Operations Analysis(1)
(Million)
			YoY%			YoY%	LTM		YoY%
	2Q'05	2Q'04	Change	6M'05	6M'04	Change	2005	2004	Change
Nominal Dollars
EBITDA	59	47	26.7	103	87	18.4	197	170	15.7
Net Interest Expense(2)	(12)	(21)	(41.3)	(39)	(32)	24.0	(58)	(61)	(5.4)
Capex	(14)	(6)	128.2	(22)	(15)	48.2	(65)	(40)	63.6
Working Capital(3)	26	(28)	--	(5)	(11)	(56.6)	(30)	(27)	10.0
Dividends	-	-	--	(2)	(3)	(49.7)	(2)	(3)	(49.7)
Cash Taxes paid	(6)	(6)	6.9	(6)	(9)	(29.7)	4	(12)	--
Net Free Cash Flow	52	(14)	--	28	17	65.9	47	27	72.5
(1) This statement is a Cash Flow statement and it does not represent a Statement of Changes in Financial Position according with Mexican GAAP
(2) Includes other financial expenses and products.
(3) Includes; Clients, Inventories, suppliers, other current assets and liabilities and IVA(Value Added Tax)and ISCAS taxes(Salary Special Tax)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: July 25, 2005